Nutrien Annual Report 2021   |

Exhibit 99.3

FINANCIAL STATEMENTS & NOTES

Nutrien Annual Report 2021   |   72

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Reporting

Management’s Report on the Consolidated Financial Statements

The accompanying consolidated financial statements and   related financial information are the responsibility of the management of Nutrien Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee. The audit committee, appointed by the Board of Directors, is   composed entirely of independent directors. The audit committee discusses and analyzes the Company’s condensed consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The audit committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the   Board of Directors.

The audit committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the   consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2021. KPMG LLP has full and independent access to the audit committee to discuss their audit and related matters.

Management’s Annual Report on Internal   Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings . Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2021, the Company did maintain effective internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2021 has been audited by KPMG LLP, as reflected in their Report of Independent Registered Public Accounting Firm for 2021.

/s/ Ken Seitz Ken Seitz Interim President and Chief Executive Officer February 17, 2022	/s/ Pedro Farah Pedro Farah Executive Vice President and Chief Financial Officer February 17, 2022

Nutrien Annual Report 2021   |   73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nutrien Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December   31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December   31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December   31, 2021 and 2020, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 17, 2022 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 17, 2022

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Nutrien Annual Report 2021   |   75

Goodwill Impairment Assessment of the Retail North America Group of Cash-Generating Units

As discussed in Note 14 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2021 was $12,220 million, of which $6,898 million of goodwill has been allocated to the Retail North America group of cash-generating units (“Retail North America CGU”). The Retail North America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. The calculation of the recoverable amount of the Retail North America CGU involved estimates including forecasted earnings before tax, interest, depreciation and amortization (“EBITDA”), terminal growth rate and the discount rate.

We identified the calculation of the recoverable amount of goodwill for the Retail North America CGU as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail North America CGU. Minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the Retail North America CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of goodwill for the Retail North America CGU.   This included controls related to the determination of forecasted EBITDA, terminal growth rate and the discount rate. We evaluated the Company’s forecasted EBITDA for the Retail North America CGU by comparing to historical results and forecasted planted acreage in the United States. We evaluated the terminal growth rate by comparing to the historical growth of the Retail North America CGU and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We evaluated the Company’s historical forecasts of EBITDA by comparing to actual results to assess the Company’s ability to accurately forecast.   In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

  evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessing the resulting discount rate, and evaluating the Company’s estimate of the recoverable amount of the Retail North America CGU by comparing the results of the Company’s estimate to publicly available market data and valuation metrics for comparable entities.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Calgary, Canada

February 17, 2022

Nutrien Annual Report 2021   |   76

In millions of US dollars unless otherwise noted

Nutrien Annual Report 2021   |

In millions of US dollars unless otherwise noted

2021 AT A GLANCE

Diluted Net Earnings per Share
($ per share)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.81
5.52
2020
2021

Adjusted EBITDA by Operating Segment
($ millions)
2020
2021
3,000
2,500
2,000
1,500
1,000
500
-
1,430
1,939
1,190
2,736
1,080
2,308
232
540
Retail
Potash
Nitrogen
Phosphate

Total Assets
As at December 31
(%)

2021
40
28
24
8
Property, plant and equipment
Current assets
Goodwill
All other non-current assets

Total Liabilities and Shareholders' Equity
As at December 31
(%)
2021
47
15
25
6
5
2
Shareholders' equity
Long-term debt
Current liabilities
Deferred income tax liabilities
All other non-current liablilities
Lease liabilities

Working Capital Ratio
As at December 31
(ratio)
1.6
1.2
0.8
0.4
0.0
1.4
1.1
2020
2021

Cash Provided by Operating Activities
($ millions)
4,000
3,000
2,000
1,000
0
3,323
3,886
2020
2021

Nutrien Annual Report 2021   |   77

In millions of US dollars unless otherwise noted

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31	Note	2021	2020
SALES	3	27,712	20,908
Freight, transportation and distribution	4	851	855
Cost of goods sold	4, 12	17,452	14,814
GROSS MARGIN		9,409	5,239
Selling expenses	4	3,142	2,813
General and administrative expenses	4	477	429
Provincial mining taxes	4	466	204
Share-based compensation	5	198	69
Impairment of assets	13, 14	33	824
Other expenses (income)	6	312	(2)
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		4,781	902
Finance costs	7	613	520
EARNINGS BEFORE INCOME TAXES		4,168	382
Income tax expense (recovery)	8	989	(77)
NET EARNINGS		3,179	459
Attributable to
Equity holders of Nutrien		3,153	459
Non-controlling interest		26	‐
NET EARNINGS		3,179	459

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN ("EPS")	9
Basic		5.53	0.81
Diluted		5.52	0.81
Weighted average shares outstanding for basic EPS	9	569,664,000	569,657,000
Weighted average shares outstanding for diluted EPS	9	571,289,000	569,686,000

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 (net of related income taxes)	Note	2021	2020
NET EARNINGS		3,179	459
Other comprehensive income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans	21	95	75
Net fair value gain (loss) on investments	15	81	(7)
Items that have been or may be subsequently reclassified to net earnings:
(Loss) gain on currency translation of foreign operations		(115)	142
Other		17	(16)
OTHER COMPREHENSIVE INCOME		78	194
COMPREHENSIVE INCOME		3,257	653
Attributable to
Equity holders of Nutrien		3,232	653
Non-controlling interest		25	‐
COMPREHENSIVE INCOME		3,257	653

(See Notes to the Consolidated Financial Statements)

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In millions of US dollars unless otherwise noted

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	Note	2021	2020

OPERATING ACTIVITIES
Net earnings		3,179	459
Adjustments for:
Depreciation and amortization		1,951	1,989
Share-based compensation expense	5	198	69
Impairment of assets	13	33	824
Loss on early extinguishment of debt		142	‐
Net gain on disposal of investment in Misr Fertilizers Production Company S.A.E. ("MOPCO")	6	‐	(250)
Recovery of deferred income tax		(31)	(9)
Cloud computing transition adjustment	6	36	‐
Other long-term assets, liabilities and miscellaneous	16	39	(333)
Cash from operations before working capital changes		5,547	2,749
Changes in non-cash operating working capital:
Receivables		(1,669)	145
Inventories		(1,459)	85
Prepaid expenses and other current assets		(227)	(10)
Payables and accrued charges		1,694	354
CASH PROVIDED BY OPERATING ACTIVITIES		3,886	3,323
INVESTING ACTIVITIES
Capital expenditures [1]	13, 14	(1,783)	(1,549)
Business acquisitions, net of cash acquired	25	(88)	(233)
Proceeds from disposal of investment in MOPCO	6	‐	540
Other		64	38
CASH USED IN INVESTING ACTIVITIES		(1,807)	(1,204)
FINANCING ACTIVITIES
Transaction costs related to debt		(7)	(15)
Proceeds from (repayment of) short-term debt, net	17	1,344	(892)
Proceeds from long-term debt	18	86	1,541
Repayment of long-term debt	18	(2,212)	(509)
Repayment of principal portion of lease liabilities	18, 19	(320)	(274)
Dividends paid to Nutrien's shareholders	23	(1,045)	(1,030)
Repurchase of common shares	23	(1,035)	(160)
Issuance of common shares	23	200	‐
Other		(14)	‐
CASH USED IN FINANCING ACTIVITIES		(3,003)	(1,339)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(31)	3
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(955)	783
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		1,454	671
CASH AND CASH EQUIVALENTS – END OF YEAR		499	1,454
Cash and cash equivalents comprised of:
Cash		428	1,375
Short-term investments		71	79
		499	1,454
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		491	498
Income taxes paid		435	156
Total cash outflow for leases		393	345

1   Includes additions to property, plant and equipment and intangible assets of $ 1,676 and $ 107 (2020 – $ 1,423 and $ 126 ), respectively.

(See Notes to the Consolidated Financial Statements)

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In millions of US dollars unless otherwise noted

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated Other Comprehensive
				(Loss) Income ("AOCI")
				Loss on				Equity
				Currency				Holders	Non-
	Number of			Translation				of	Controlling
	Common	Share	Contributed	of Foreign		Total	Retained	Nutrien	Interest	Total
	Shares	Capital	Surplus	Operations	Other	AOCI	Earnings	(Note 2)	(Note 2)	Equity
BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(204)	(47)	(251)	7,101	22,869	38	22,907
Net earnings	‐	‐	‐	‐	‐	‐	459	459	‐	459
Other comprehensive income	‐	‐	‐	142	52	194	‐	194	‐	194
Shares repurchased (Note 23)	(3,832,580)	(105)	(55)	‐	‐	‐	‐	(160)	‐	(160)
Dividends declared (Note 23)	‐	‐	‐	‐	‐	‐	(1,029)	(1,029)	‐	(1,029)
Effect of share-based compensation including issuance of common shares	150,177	7	12	‐	‐	‐	‐	19	‐	19
Transfer of net loss on cash flow hedges	‐	‐	‐	‐	13	13	‐	13	‐	13
Transfer of net actuarial gain on defined benefit plans	‐	‐	‐	‐	(75)	(75)	75	‐	‐	‐
BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403
Net earnings	‐	‐	‐	‐	‐	‐	3,153	3,153	26	3,179
Other comprehensive (loss) income	‐	‐	‐	(114)	193	79	‐	79	(1)	78
Shares repurchased (Note 23)	(15,982,154)	(442)	(47)	‐	‐	‐	(616)	(1,105)	‐	(1,105)
Dividends declared (Note 23)	‐	‐	‐	‐	‐	‐	(1,046)	(1,046)	‐	(1,046)
Non-controlling interest transactions	‐	‐	‐	‐	‐	‐	‐	‐	(16)	(16)
Effect of share-based compensation including issuance of common shares	4,424,437	226	(9)	‐	‐	‐	‐	217	‐	217
Transfer of net gain on cash flow hedges	‐	‐	‐	‐	(11)	(11)	‐	(11)	‐	(11)
Transfer of net actuarial gain on defined benefit plans	‐	‐	‐	‐	(95)	(95)	95	‐	‐	‐
Share cancellation (Note 23)	(210,173)	‐	‐	‐	‐	‐	‐	‐	‐	‐
BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

(See Notes to the Consolidated Financial Statements)

Nutrien Annual Report 2021   |   80

In millions of US dollars unless otherwise noted

CONSOLIDATED BALANCE SHEETS

As at December 31	Note	2021	2020
			Note 2
ASSETS
Current assets
Cash and cash equivalents		499	1,454
Receivables	11	5,366	3,626
Inventories	12	6,328	4,930
Prepaid expenses and other current assets		1,653	1,460
		13,846	11,470
Non-current assets
Property, plant and equipment	13	20,016	19,660
Goodwill	14	12,220	12,198
Other intangible assets	14	2,340	2,388
Investments	15	703	562
Other assets	16	829	914
TOTAL ASSETS		49,954	47,192
LIABILITIES
Current liabilities
Short-term debt	17	1,560	159
Current portion of long-term debt	18	545	14
Current portion of lease liabilities	19	286	249
Payables and accrued charges	20	10,052	8,058
		12,443	8,480
Non-current liabilities
Long-term debt	18	7,521	10,047
Lease liabilities	19	934	891
Deferred income tax liabilities	8	3,165	3,149
Pension and other post-retirement benefit liabilities	21	419	454
Asset retirement obligations and accrued environmental costs	22	1,566	1,597
Other non-current liabilities		207	171
TOTAL LIABILITIES		26,255	24,789
SHAREHOLDERS’ EQUITY
Share capital	23	15,457	15,673
Contributed surplus		149	205
Accumulated other comprehensive loss		(146)	(119)
Retained earnings		8,192	6,606
Equity holders of Nutrien		23,652	22,365
Non-controlling interest		47	38
TOTAL SHAREHOLDERS’ EQUITY		23,699	22,403
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		49,954	47,192

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

/s/ Maura Clark Director	/s/ Christopher Burley Director

Nutrien Annual Report 2021   |   81

In millions of US dollars unless otherwise noted

  NOTE 1       DESCRIPTION OF BUSINESS

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada, S7K 5R6. As at December   31, 2021, the Company had assets as follows:

Segment	Description
Nutrien Ag Solutions (“Retail”)
  various retail facilities across the US, Canada, Australia and South America private label and proprietary crop protection products and nutritionals an innovative integrated digital platform for growers and crop consultants financing solutions provider in support of Nutrien’s agricultural product and service sales

Potash	6 operations in the province of Saskatchewan
Nitrogen
  8 production facilities in North America: 4 in Alberta, 1 in Georgia, 1 in Louisiana, 1 in Ohio and 1 in Texas
  1 large-scale operation in Trinidad
  5 upgrade facilities in North America: 3 in Alberta, 1 in Missouri and 1 in Washington
  50 percent investment in Profertil S.A. (“Profertil”), a nitrogen producer based in Argentina

Phosphate	2 mines and processing plants: 1 in Florida and 1 in North Carolina phosphate feed plants in Illinois, Missouri and Nebraska 1 industrial phosphoric acid plant in Ohio
Corporate and Others
  investment in Canpotex Limited (“Canpotex”), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer
  22 percent investment in Sinofert Holdings Limited (“Sinofert”), a fertilizer supplier and distributor in China

  NOTE 2    BASIS OF PRESENTATION

We prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of the accounting standards adopted effective January 1, 2021, as disclosed in Note 30.

Certain immaterial 2020 figures have been reclassified in the consolidated statements of changes in shareholders’ equity and consolidated balance sheets.

These consolidated financial statements were authorized for issue by the Board of Directors on February 17, 2022.

Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could increase or reduce certain sensitivities. We prepared these consolidated financial statements under the historical cost basis, except for items that IFRS requires to be measured at fair value. Details of our accounting policies are primarily disclosed in Note 30. Reference to n/a indicates information is not applicable.

Nutrien Annual Report 2021   |   82

In millions of US dollars unless otherwise noted

  NOTE 3   SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

The Executive Leadership Team (“ELT”), comprised of officers at the Executive Vice President level and above, is the Chief Operating Decision Maker (“CODM”). The CODM uses adjusted net earnings (loss) before finance costs, income taxes, and depreciation and amortization (“adjusted EBITDA”) to measure performance and allocate resources to the operating segments. The CODM considers adjusted EBITDA to be a meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. In addition, it excludes the impact of impairments and other costs that are centrally managed by our corporate function.

We determine the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM. We allocate certain expenses across segments based on reasonable considerations such as production capacities or historical trends.

						Corporate
2021		Retail	Potash	Nitrogen	Phosphate	and Others	Eliminations	Consolidated
Sales	– third party	17,665	4,021	4,216	1,810	‐	‐	27,712
	– intersegment	69	386	921	236	‐	(1,612)	‐
Sales	– total	17,734	4,407	5,137	2,046	‐	(1,612)	27,712
Freight, transportation and distribution		‐	371	448	217	‐	(185)	851
Net sales		17,734	4,036	4,689	1,829	‐	(1,427)	26,861
Cost of goods sold		13,134	1,285	2,963	1,408	‐	(1,338)	17,452
Gross margin		4,600	2,751	1,726	421	‐	(89)	9,409
Selling expenses		3,124	9	24	6	(21)	‐	3,142
General and administrative expenses		168	8	15	11	275	‐	477
Provincial mining taxes		‐	466	‐	‐	‐	‐	466
Share-based compensation expense		‐	‐	‐	‐	198	‐	198
Impairment of assets (Note 13)		‐	7	22	4	‐	‐	33
Other expenses (income)		86	22	(64)	15	253	‐	312
Earnings (loss) before finance costs and income taxes		1,222	2,239	1,729	385	(705)	(89)	4,781
Depreciation and amortization		706	488	557	151	49	‐	1,951
EBITDA [1]		1,928	2,727	2,286	536	(656)	(89)	6,732
Integration and restructuring related costs		10	‐	‐	‐	33	‐	43
Share-based compensation expense		‐	‐	‐	‐	198	‐	198
Impairment of assets (Note 13)		‐	7	22	4	‐	‐	33
COVID-19 coronavirus pandemic ("COVID-19") related expenses		‐	‐	‐	‐	45	‐	45
Foreign exchange loss, net of related derivatives		‐	‐	‐	‐	39	‐	39
Cloud computing transition adjustment (Note 6)		1	2	‐	‐	33	‐	36
Adjusted EBITDA		1,939	2,736	2,308	540	(308)	(89)	7,126
Assets		22,387	13,148	11,093	1,699	2,266	(639)	49,954

1           EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Nutrien Annual Report 2021   |   83

In millions of US dollars unless otherwise noted

						Corporate
2020		Retail	Potash	Nitrogen	Phosphate	and Others		Eliminations	Consolidated
Sales	– third party	14,748	2,265	2,572	1,241	82	[1]	‐	20,908
	– intersegment	37	248	628	202	‐		(1,115)	‐
Sales	– total	14,785	2,513	3,200	1,443	82		(1,115)	20,908
Freight, transportation and distribution		‐	367	460	241	‐		(213)	855
Net sales		14,785	2,146	2,740	1,202	82		(902)	20,053
Cost of goods sold		11,049	1,183	2,265	1,166	74		(923)	14,814
Gross margin		3,736	963	475	36	8		21	5,239
Selling expenses		2,795	9	27	6	(24)		‐	2,813
General and administrative expenses		135	7	8	10	269		‐	429
Provincial mining taxes		‐	201	1	‐	2		‐	204
Share-based compensation expense		‐	‐	‐	‐	69		‐	69
Impairment of assets (Note 13)		‐	23	27	769	5		‐	824
Other expenses (income)		44	8	(288)	6	228		‐	(2)
Earnings (loss) before finance costs and income taxes		762	715	700	(755)	(541)		21	902
Depreciation and amortization		668	452	599	218	52		‐	1,989
EBITDA		1,430	1,167	1,299	(537)	(489)		21	2,891
Integration and restructuring related costs		‐	‐	4	‐	56		‐	60
Share-based compensation expense		‐	‐	‐	‐	69		‐	69
Impairment of assets (Note 13)		‐	23	27	769	5		‐	824
COVID-19 related expenses		‐	‐	‐	‐	48		‐	48
Foreign exchange loss, net of related derivatives		‐	‐	‐	‐	19		‐	19
Loss on disposal of business		‐	‐	‐	‐	6		‐	6
Net gain on disposal of investment in MOPCO (Note 6)		‐	‐	(250)	‐	‐		‐	(250)
Adjusted EBITDA		1,430	1,190	1,080	232	(286)		21	3,667
Assets [2]		20,526	12,032	10,612	1,462	2,983		(423)	47,192

1 Primarily relates to our non-core Canadian business, which was sold in 2020.

2 In 2021, we reassessed the appropriate segment wherein certain assets related to transportation, distribution and logistics should be categorized. After our evaluation was complete, we determined the assets should be categorized in the Potash, Nitrogen and Phosphate segments.

Our Retail segment primarily generates revenue from sales of the following:

Crop nutrients	Dry and liquid macronutrient products including potash, nitrogen and phosphate, proprietary liquid micronutrient products, and nutrient application services.
Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds and other pests.
Seed	Various third-party supplier seed brands and proprietary seed product lines.
Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.
Nutrien Financial	Financing solutions provided to Retail branches and customers in support of Nutrien’s agricultural product and service sales.
Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, and water services.

Nutrien Annual Report 2021   |   84

In millions of US dollars unless otherwise noted

	Products	Sales prices impacted by
Potash	North American – primarily granular Offshore (international) – primarily granular and standard
  North American prices referenced at delivered prices (including transportation and distribution costs)
  International prices pursuant to term and spot contract prices (excluding transportation and distribution costs)

Nitrogen	Ammonia, urea, urea ammonium nitrate, industrial grade ammonium nitrate and ammonium sulfate	Global energy costs and supply
Phosphate	Solid fertilizer, liquid fertilizer, industrial products and feed products	Global prices and supplies of ammonia and sulfur

	2021	2020
Retail sales by product line
Crop nutrients	7,290	5,200
Crop protection products	6,333	5,602
Seed	2,008	1,790
Merchandise	1,033	943
Nutrien Financial	189	129
Services and other	1,051	1,241
Nutrien Financial elimination [1]	(170)	(120)
	17,734	14,785
Potash sales by geography
Manufactured product
North America	2,009	1,275
Offshore [2]	2,398	1,238
	4,407	2,513
Nitrogen sales by product line
Manufactured product
Ammonia	1,556	779
Urea	1,568	1,040
Solutions, nitrates and sulfates	1,274	816
Other nitrogen and purchased products	739	565
	5,137	3,200
Phosphate sales by product line
Manufactured product
Fertilizer	1,250	838
Industrial and feed	574	454
Other phosphate and purchased products	222	151
	2,046	1,443

1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex (Note 28) and includes other revenue representing provisional pricing adjustments of $ 282 (2020 – $ (32) ).

Nutrien Annual Report 2021   |   85

In millions of US dollars unless otherwise noted

	Sales - Third Party [1]				Non-Current Assets [2]
	2021		2020		2021	2020
United States	16,009		12,373		15,095	15,268
Canada	3,094		2,565		17,766	17,435
Australia	3,591		3,231		1,202	1,305
Canpotex (Note 28)	2,398		1,238		‐	‐
Trinidad	258		101		638	644
Brazil	567		284		391	284
Other	1,795	[3]	1,116	[3]	340	280
	27,712		20,908		35,432	35,216

1 Sales by location of customers.

2 Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.

3 Other third-party sales primarily relate to Argentina of $ 526 (2020 – $ 372 ), Europe of $ 236 (2020 – $ 183 ) and Others of $ 1,033 (2020 – $ 561 ).

Canpotex Sales by market (%)	2021	2020
Latin America	38	32
China	11	22
India	6	14
Other Asian markets	35	25
Other markets	10	7

NOTE 4    NATURE OF EXPENSES

	2021	2020
Purchased and produced raw materials and product for resale [1]	14,711	12,110
Depreciation and amortization	1,951	1,989
Employee costs [2]	3,007	2,450
Freight	1,023	963
Impairment of assets (Note 13)	33	824
Provincial mining taxes [3]	466	204
Integration and restructuring related costs	43	60
Contract services	590	617
Lease expense [4]	81	60
Fleet fuel, repairs and maintenance	302	222
COVID-19 related expenses (Note 6)	45	48
Cloud computing transition adjustment (Note 6)	36	‐
Net gain on disposal of investment in MOPCO (Note 6)	‐	(250)
Other	643	709
Total cost of goods sold and expenses	22,931	20,006

1   Significant expenses include: supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients and protection products, and seed).

2   Includes salaries and wages, employee benefits, and share-based compensation.

3   Includes Saskatchewan potash production tax, and Saskatchewan resource surcharge of $ 341 and $ 125 (2020 – $ 86 and $ 118 ), respectively, as required under Saskatchewan provincial legislation.

4   Includes lease expense relating to short-term leases, leases of low value and variable lease payments.

Nutrien Annual Report 2021   |   86

In millions of US dollars unless otherwise noted

  NOTE 5    SHARE-BASED COMPENSATION

We have share-based compensation plans for eligible employees and directors as part of their remuneration package, including Stock Options, Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”).

Plans	Eligibility	Granted	Vesting Period	Maximum Term	Settlement
Stock Options	Officers and eligible employees	Annually	25 percent per year over four years	10 years	Shares [1]
PSUs	Officers and eligible employees	Annually	On third anniversary of grant date based on total shareholder return over a three-year performance cycle, compared to average total shareholder return of a peer group of companies over the same period	Not applicable	Cash
RSUs	Eligible employees	Annually	On third anniversary of grant date and not subject to performance conditions	Not applicable	Cash
DSUs	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	Not applicable	Cash [2]
Stock Appreciation Rights ("SARs") / Tandem Stock Appreciation Rights ("TSARs") [3]	Awards no longer granted; legacy awards only	Awards no longer granted; legacy awards only	25 percent per year over four years	10 years	Cash

1   Stock options may also be settled by cash settlement or, if approved by the Company, by a broker-assisted "cashless exercise" arrangement or a “net exercise” arrangement.

2   Directors can redeem their DSUs for cash only when they leave the Board of Directors for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan.

3   Holders of TSARs have the ability to choose between (a) receiving in cash the price of our shares on the date of exercise in excess of the exercise price of the right or (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all TSAR holders will elect to choose the first option.

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in 2021 was $ 11.77 (2020 – $ 7.18 ). The weighted average assumptions by year of grant that impacted current year results are as follows:

		Year of Grant
Assumptions	Based On	2021	2020
Exercise price per option	Quoted market closing price of common shares on the last trading day immediately preceding the date of the grant	56.64	42.23
Expected annual dividend yield (%)	Annualized dividend rate as of the date of the grant	3.22	4.36
Expected volatility (%)	Historical volatility of Nutrien's shares over a period commensurate with the expected life of the grant	29	29
Risk-free interest rate (%)	Zero-coupon government issues implied yield available on equivalent remaining term at the time of the grant	1.11	1.51
Average expected life of options (years)	Historical experience	8.5	8.5

Nutrien Annual Report 2021   |   87

In millions of US dollars unless otherwise noted

	Number of Shares Subject to Option		Weighted Average Exercise Price
	2021	2020	2021	2020
Outstanding – beginning of year	10,997,892	9,191,480	53.59	56.88
Granted	1,518,490	2,293,802	56.62	42.23
Exercised	(4,336,682)	(123,403)	45.24	42.24
Forfeited or cancelled	(375,005)	(34,506)	50.34	57.45
Expired	(1,059,975)	(329,481)	85.66	75.92
Outstanding – end of year	6,744,720	10,997,892	54.87	53.59

The aggregate grant date fair value of all stock options granted in 2021 was $ 18 . The average share price in 2021 was $ 61.26 per share.

The following table summarizes information about our stock options outstanding as at December 31, 2021, with expiry dates ranging from May 2022 to February 2031:

	Options Outstanding			Options Exercisable
		Weighted	Weighted			Weighted
		Average	Average			Average
		Remaining	Exercise			Exercise
Range of Exercise Prices	Number	Life in Years	Price	Number		Price
$37.84 to $41.77	564,087	4	39.01	564,087		39.01
$41.78 to $43.36	1,559,353	7	42.23	142,206		42.23
$43.37 to $50.22	1,049,233	5	45.40	820,061		45.65
$50.23 to $55.08	1,178,225	5	53.11	671,391		52.78
$55.09 to $67.05	1,295,328	8	55.62	‐	[1]	‐
$67.06 to $109.45	1,098,494	2	89.85	1,098,494		89.85
	6,744,720	5	54.87	3,296,239		60.55

1 Options granted in this range of exercise prices have not yet met the vesting period.

	Units Granted	Units Outstanding	Compensation Expense
	in 2021	as at December 31, 2021	2021	2020
Stock Options	1,518,490	6,744,720	14	14
PSUs	757,212	2,174,490	104	31
RSUs	537,867	1,447,292	47	22
DSUs	27,478	373,779	12	2
SARs/TSARs	‐	504,217	21	‐
			198	69

Nutrien Annual Report 2021   |   88

In millions of US dollars unless otherwise noted

  NOTE 6    OTHER EXPENSES (INCOME)

	2021	2020
Integration and restructuring related costs	43	60
Foreign exchange loss, net of related derivatives	42	18
Earnings of equity-accounted investees	(89)	(73)
Bad debt expense	26	6
COVID-19 related expenses (Note 30)	45	48
Cloud computing transition adjustment	36	‐
Loss on disposal of business	‐	6
Net gain on disposal of investment in MOPCO	‐	(250)
Other expenses	209	183
	312	(2)

In 2021, the IFRS Interpretations Committee published a final agenda decision that clarified how to recognize certain configuration and customization expenditures related to cloud computing with retrospective application. Costs that do not meet the capitalization criteria should be expensed as incurred. We changed our accounting policy to align with the interpretation and previously capitalized costs that no longer qualify for capitalization were expensed in the current period since they were not material.

In 2020, as a result of a strategic decision, we disposed our equity-accounted investment in MOPCO, a nitrogen producer based in Egypt. We received cash consideration of $ 540 for the disposal of the investment and settlement of legal claims that resulted in a gain of $ 250 .

  NOTE 7    FINANCE COSTS

	2021	2020
Interest expense
Short-term debt	60	50
Long-term debt	415	392
Lease liabilities (Note 19)	33	34
COVID-19 related	‐	19
Loss on early extinguishment of debt (Note 18)	142	‐
Unwinding of discount on asset retirement obligations (Note 22)	(9)	33
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	9	13
Borrowing costs capitalized to property, plant and equipment	(29)	(20)
Interest income	(8)	(1)
	613	520

Borrowing costs capitalized to property, plant and equipment in 2021 were calculated by applying an average capitalization rate of 4.1 percent (2020 – 3.9 percent) to expenditures on qualifying assets.

Nutrien Annual Report 2021   |   89

In millions of US dollars unless otherwise noted

  NOTE 8    INCOME TAXES

Income Taxes Included in Net Earnings

We operate in a specialized industry and in several tax jurisdictions; as a result, our earnings are subject to various rates of taxation.

	2021	2020
Current income tax
Tax expense (recovery) for current year	1,033	(38)
Adjustments in respect of prior years	(13)	(30)
Total current income tax expense (recovery)	1,020	(68)
Deferred income tax
Origination and reversal of temporary differences	(30)	72
Adjustments in respect of prior years	6	(58)
Change in recognition of tax losses and deductible temporary differences	(6)	(20)
Impact of tax rate changes	(1)	(3)
Total deferred income tax recovery	(31)	(9)
Income tax expense (recovery) included in net earnings	989	(77)

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings (loss) before income taxes as follows:

	2021	2020
Earnings (loss) before income taxes
Canada	1,884	525
United States	1,319	(506)
Trinidad	256	(44)
Australia	204	83
Other	505	324
	4,168	382
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	1,125	103
Adjusted for the effect of:
Impact of foreign tax rates	(98)	(18)
Production-related deductions	(24)	(12)
Non-taxable income	(18)	(59)
Change in recognition of tax losses and deductible temporary differences	(6)	(20)
Recovery of prior year taxes due to US legislative changes	(4)	(94)
Non-deductible expenses	12	13
Foreign accrual property income	2	7
Other	‐	3
Income tax expense (recovery) included in net earnings	989	(77)

Nutrien Annual Report 2021   |   90

In millions of US dollars unless otherwise noted

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated balance sheets as at December 31 and the amount of the deferred tax (recovery) expense   recognized in net earnings were:

			Deferred Income Tax (Recovery)
	Deferred Income Tax (Assets)		Expense Recognized
	Liabilities		in Net Earnings
	2021	2020	2021	2020
Deferred income tax assets
Asset retirement obligations and accrued environmental costs	(354)	(376)	21	20
Tax loss and other carryforwards	(297)	(370)	75	(98)
Pension and other post-retirement benefit liabilities	(178)	(161)	(45)	(12)
Lease liabilities	(151)	(201)	47	26
Long-term debt	(140)	(102)	(39)	3
Inventories	(126)	(37)	(90)	20
Receivables	(44)	(50)	6	2
Payables and accrued charges	(14)	‐	(14)	25
Other assets	(1)	(12)	11	17
Deferred income tax liabilities
Property, plant and equipment	3,765	3,637	132	(12)
Goodwill and other intangible assets	404	471	(64)	(67)
Payables and accrued charges	‐	72	(72)	72
Other liabilities	39	36	1	(5)
	2,903	2,907	(31)	(9)

Reconciliation of net deferred income tax liabilities:

	2021	2020
Balance – beginning of year	2,907	2,896
Income tax recovery recognized in net earnings	(31)	(9)
Income tax charge recognized in other comprehensive income ("OCI")	30	17
Other	(3)	3
Balance – end of year	2,903	2,907

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2021, were:

	Amount	Expiry Date
Unused federal operating losses	1,206	2022 – Indefinite
Unused federal capital losses	589	Indefinite
Unused investment tax credits	22	2022 – 2040

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

Nutrien Annual Report 2021   |   91

In millions of US dollars unless otherwise noted

As at December 31, 2021, we had $ 742 of federal tax losses for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

We did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries and equity-accounted investees amounting to $ 10,241 as at December 31, 2021 (2020 – $ 8,911 ).

In 2021, previously unrecognized operating losses were recognized due to a revised estimate of future taxable profits resulting in an increase in deferred tax assets of $ 6 . In 2020, previously unrecognized capital losses were utilized primarily as a result of the net gain on disposal of investment in MOPCO. In addition, as a result of the non-cash impairment of assets relating to our property, plant and equipment at White Springs, management revised its estimate of future taxable profits and derecognized deferred tax assets related to Florida tax losses and deductible temporary differences. In aggregate, the net decrease in unrecognized deferred tax assets in 2020 was $ 20 .

  NOTE 9    NET EARNINGS PER SHARE

	2021	2020
Weighted average number of common shares	569,664,000	569,657,000
Dilutive effect of stock options	1,625,000	29,000
Weighted average number of diluted common shares	571,289,000	569,686,000

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2021	2020
Number of options excluded	2,393,822	9,875,797
Performance option plan years fully excluded [1]	2012 - 2015	2011 – 2017
Stock option plan years fully excluded	2021	2015, 2017 – 2020
1 Previously granted under a legacy long-term incentive plan.

Nutrien Annual Report 2021   |   92

In millions of US dollars unless otherwise noted

  NOTE 10    FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

Our ELT, along with the Board of Directors (including Board of Directors committees), is responsible for monitoring our risk exposures and managing our policies to address these risks. Our strategic and risk management processes are integrated to ensure we understand the benefit from the relationship between strategy, risk and value creation. Outlined below are our risk management strategies we have developed to mitigate the financial market risks that we are exposed to.

Credit Risk	Risk Management Strategies
Receivables from customers
  establish credit approval policies and procedures for new and existing customers extend credit to qualified customers through:
  review of credit agency reports, financial statements and/or credit references, as available review of existing customer accounts every 12 to 24 months based on the credit limit amounts evaluation of customer and country risk for international customers establish credit period:
  15 and 30 days for wholesale fertilizer customers
  30 days for industrial and feed customers
  30 to 360 days for Retail customers, including Nutrien Financial up to 180 days for select export sales customers, including Canpotex transact on a cash basis with certain customers who may not meet specified benchmark creditworthiness or cannot provide other evidence of ability to pay execute agency arrangements with financial institutions or other partners with which we have only a limited recourse involvement sell receivables to financial institutions which substantially transfer the risks and rewards set eligibility requirements for Nutrien Financial to limit the risk of the receivables may require security over certain crop or livestock inventories set up provision using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are grouped based on days past due and/or customer credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical experience of losses incurred. Receivables are considered to be in default and are written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

Cash and cash equivalents and other receivables	require acceptable minimum counterparty credit ratings limit counterparty or credit exposure select counterparties with investment-grade quality

Nutrien Annual Report 2021   |   93

In millions of US dollars unless otherwise noted

Maximum exposure to credit risk as at December 31:

	2021	2020
Cash and cash equivalents	499	1,454
Receivables (excluding income tax receivable)	5,143	3,543
	5,642	4,997

Risk	Risk Management Strategies
Liquidity
  establish an external borrowing policy to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner maintain an optimal capital structure
  maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets maintain sufficient short-term credit availability
  uphold long-term relationships with a sufficient number of high-quality and diverse lenders

Refer to Note 17 for our available credit facilities.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

	Carrying Amount	Contractual
	of Liability as at	Cash	Within	1 to 3	3 to 5	Over 5
2021	December 31	Flows	1 Year	Years	Years	Years
Short-term debt [1]	1,560	1,560	1,560	‐	‐	‐
Payables and accrued charges [2]	8,861	8,861	8,861	‐	‐	‐
Long-term debt, including current portion [1]	8,066	13,071	890	1,163	1,678	9,340
Lease liabilities, including current portion [1]	1,220	1,375	313	423	227	412
Derivatives	20	20	20	‐	‐	‐
	19,727	24,887	11,644	1,586	1,905	9,752

1   Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on debt with variable rates are based on the prevailing rates as at December 31, 2021.

2   Excludes non-financial liabilities and includes payables of approximately $ 1.7 billion related to our prepaid inventory to secure product discounts. We consider these payables to be part of our working capital. For these payables, we participated in arrangements where the vendors sold their right to receive payment to financial institutions without extending the original payment terms. These payables were paid in January 2022.

Foreign Exchange Risk	Risk Management Strategies
Foreign currency denominated accounts
  execute foreign currency derivative contracts within certain prescribed limits for both forecast operating and capital expenditures to manage the earnings impact, including those related to our equity-accounted investees, that could occur from a reasonably possible strengthening or weakening of the US dollar

Nutrien Annual Report 2021   |   94

In millions of US dollars unless otherwise noted

The fair value of our net foreign exchange currency derivative assets (liabilities) at December 31, 2021 was $ 1 (2020 – $ 14 ). The following table presents the significant foreign currency derivatives that existed at December 31:

	2021			2020
			Average			Average
			contract			contract
Sell/buy	Notional	Maturities	rate	Notional	Maturities	rate
Derivatives not designated as hedges
Forwards
USD/CAD [1]	522	2022	1.2799	514	2021	1.2796
CAD/USD	‐	2022	‐	126	2021	1.2804
USD/AUD [2]	19	2022	1.3841	28	2021	1.3661
AUD/USD	113	2022	1.3860	92	2021	1.3640
BRL 3 /USD	135	2022	5.4519	31	2021	4.2879
Options
USD/CAD - buy USD puts	20	2022	1.2500	70	2021	1.3147
USD/CAD - sell USD calls	20	2022	1.2600	55	2021	1.3665
AUD/USD - buy USD calls	71	2022	1.4060	61	2021	1.3216
AUD/USD - sell USD puts	72	2022	1.3797	‐	‐	‐
Derivatives designated as hedges
Forwards
USD/CAD	343	2022	1.2547	254	2021	1.3190

1   Canadian dollars

2   Australian dollars

3   Brazilian real

Market Risks	Type	Risk Management Strategies
Interest rate	Short-term and long-term debt
  use a portfolio of fixed and floating rate instruments
  align current and long-term assets with demand and fixed-term debt monitor the effects of market changes in interest rates
  use interest rate swaps, if desired
We do not believe we have material exposure to interest or price risk on our financial instruments as at December 31, 2021 and 2020.
Price	Natural gas derivative instruments
  diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis

Price	Investment at fair value	ensure the security of principal amounts invested provide for an adequate degree of liquidity achieve a satisfactory return

In 2020, we entered into cash flow hedges on our interest rate derivative contracts that matured in the same year and had a total notional amount of $ 680 .

Nutrien Annual Report 2021   |   95

In millions of US dollars unless otherwise noted

Fair Value

Financial instruments included in the consolidated balance sheets are measured either at fair value or amortized cost. The following tables explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares as at the balance sheet date
Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date
Foreign exchange forward contracts, swaps and options and natural gas swaps not traded in an active market

Based on a discounted cash flow model.   Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial Instruments at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)
Other long-term debt instruments	Carrying amount

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure:

	2021				2020
	Carrying				Carrying
Financial assets (liabilities) measured at	Amount	Level 1	Level 2	Level 3	Amount	Level 1	Level 2
Fair value on a recurring basis [1]
Cash and cash equivalents	499	‐	499	‐	1,454	‐	1,454
Derivative instrument assets	19	‐	19	‐	45	‐	45
Other current financial assets – marketable securities [2]	134	19	115	‐	161	24	137
Investments at fair value through other comprehensive income ("FVTOCI") (Note 15)	244	234	‐	10	153	153	‐
Derivative instrument liabilities	(20)	‐	(20)	‐	(48)	‐	(48)
Amortized cost
Current portion of long-term debt
Notes and debentures	(500)	(506)	‐	‐	‐	‐	‐
Fixed and floating rate debt	(45)	‐	(45)	‐	(14)	‐	(14)
Long-term debt
Notes and debentures	(7,424)	(4,021)	(4,709)	‐	(9,994)	(3,801)	(7,955)
Fixed and floating rate debt	(97)	‐	(97)	‐	(53)	‐	(53)

1   During 2021 and 2020, there were no transfers between levelling for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2   Marketable securities consist of equity and fixed income securities.

Nutrien Annual Report 2021   |   96

In millions of US dollars unless otherwise noted

  NOTE 11    RECEIVABLES

	Segment	2021	2020
Receivables from customers
Third parties	Retail (Nutrien Financial) [1]	2,178	1,417
	Retail	977	1,158
	Potash, Nitrogen, Phosphate	804	391
Related party - Canpotex	Potash (Note 28)	828	122
Less allowance for expected credit losses of receivables from customers		(82)	(69)
		4,705	3,019
Rebates		222	256
Income taxes (Note 8)		223	83
Other receivables		216	268
		5,366	3,626

1   Includes $ 1,792 of very low risk of default and $ 386 of low risk of default (2020 - $ 1,147 of very low risk of default and $ 270 of low risk of default).

Qualifying receivables from customers financed by Nutrien Financial represents high-quality receivables from customers that have been rated very low to low risk of default among Retail’s receivables from customers.

Customer credit with a financial institution of $ 405 at December 31, 2021, related to our agency agreement, is not recognized in our consolidated balance sheets. Through the agency agreement, we only have a limited recourse involvement to the extent of an indemnification of the financial institution to a maximum of 5 percent (2020 – 5 percent) of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

Nutrien Annual Report 2021   |   97

In millions of US dollars unless otherwise noted

  NOTE 12    INVENTORIES

	2021	2020
Product purchased for resale	4,889	3,655
Finished products	410	384
Intermediate products	206	227
Raw materials	337	215
Materials and supplies	486	449
	6,328	4,930

Inventories expensed to cost of goods sold during the year were $ 17,243 (2020 – $ 14,347 ).

  NOTE 13    PROPERTY, PLANT AND EQUIPMENT

The majority of our tangible assets are buildings, machinery and equipment used to produce or distribute our products and render our services. Right-of-use (“ROU”) assets primarily include railcars, marine vessels, real estate and mobile equipment.

Nutrien Annual Report 2021   |   98

In millions of US dollars unless otherwise noted

			Machinery	Mine
	Land and	Buildings and	and	Development	Assets Under
Improvements		Improvements	Equipment	Costs	Construction	Total
Useful life range (years)	4 – 85	1 – 65	1 – 80	1 – 60	n/a
Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660
Acquisitions (Note 25)	2	3	5	‐	‐	10
Additions	7	18	97	‐	1,646	1,768
Additions – ROU assets	‐	140	238	‐	‐	378
Disposals	(29)	(21)	(35)	‐	(1)	(86)
Transfers	38	142	874	145	(1,199)	‐
Foreign currency translation and other	2	(34)	(41)	55	(83)	(101)
Depreciation	(35)	(191)	(991)	(70)	‐	(1,287)
Depreciation – ROU assets	(2)	(57)	(248)	‐	‐	(307)
Impairment	‐	‐	(14)	‐	(5)	(19)
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Balance – December 31, 2021 comprised of:
Cost	1,547	8,584	20,627	2,496	1,564	34,818
Accumulated depreciation and
impairments	(474)	(2,279)	(10,406)	(1,643)	‐	(14,802)
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Balance – December 31, 2021 comprised of:
Owned property, plant and equipment	1,044	5,930	9,517	853	1,564	18,908
ROU assets	29	375	704	‐	‐	1,108
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335
Acquisitions (Note 25)	8	27	42	‐	‐	77
Additions	25	91	224	1	1,077	1,418
Additions – ROU assets	‐	24	299	‐	‐	323
Disposals	(5)	(9)	(34)	‐	‐	(48)
Transfers	46	58	923	164	(1,191)	‐
Foreign currency translation and other	(15)	‐	30	30	(10)	35
Depreciation	(39)	(198)	(1,060)	(82)	‐	(1,379)
Depreciation – ROU assets	(2)	(55)	(222)	‐	‐	(279)
Impairment	(88)	(42)	(507)	(137)	(48)	(822)
Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660
Balance – December 31, 2020 comprised of:
Cost	1,530	8,377	19,730	2,279	1,206	33,122
Accumulated depreciation and
impairments	(440)	(2,072)	(9,394)	(1,556)	‐	(13,462)
Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660
Balance – December 31, 2020 comprised of:
Owned property, plant and equipment	1,061	5,986	9,665	723	1,206	18,641
ROU assets	29	319	671	‐	‐	1,019
Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660

Nutrien Annual Report 2021   |   99

In millions of US dollars unless otherwise noted

Depreciation of property, plant and equipment was included in the following:

	2021	2020
Freight, transportation and distribution	133	138
Cost of goods sold	1,052	1,111
Selling expenses	416	393
General and administrative expenses	36	56
Depreciation recorded in earnings	1,637	1,698
Depreciation recorded in inventory	112	132

Impairment

In 2020, we recorded the following impairments:

Cash-generating units ("CGUs")	Aurora	White Springs
Segment	Phosphate
Impairment indicator	Lower long-term forecasted global phosphate prices
Pre-tax impairment loss ($)	545	215
Pre-tax recoverable amount ($)	n/a	160
Post-tax recoverable amount ($)	995	n/a
Valuation technique	Fair value less costs of disposal ("FVLCD") a Level 3 measurement	Value in use ("VIU")
Key assumptions
End of mine life (proven and probable reserves) (year)	2050	2029
Pre-tax discount rate (%)	n/a	16.0
Post-tax discount rate (%)	10.5	12.0

For our Aurora CGU, the recoverable amount was based on after-tax discounted cash flows (using a five-year projection and a terminal year thereafter to the expected mine life), which incorporated assumptions an independent market participant would apply. For our White Springs CGU, the recoverable amount was based on pre-tax discounted cash flows until the end of the mine life. There were no reversals of impairment in 2021.

Nutrien Annual Report 2021   |   100

In millions of US dollars unless otherwise noted

  NOTE 14    GOODWILL AND OTHER INTANGIBLE ASSETS

		Other Intangibles
		Customer		Trade
	Goodwill	Relationships [2]	Technology	Names	Other	Total
Useful life range (years)	n/a	5 – 15	2 – 24	1 – 20 ³	1 – 30
Carrying amount – December 31, 2020	12,198	1,515	437	75	361	2,388
Acquisitions (Note 25)	77	16	‐	‐	‐	16
Additions – internally developed	‐	‐	118	19	9	146
Foreign currency translation and other	(49)	(15)	143	(3)	13	138
Disposals	(6)	‐	‐	‐	‐	‐
Cloud computing transition adjustment (Note 6)	‐	‐	(34)	‐	‐	(34)
Amortization [1]	‐	(166)	(69)	(11)	(68)	(314)
Carrying amount – December 31, 2021	12,220	1,350	595	80	315	2,340
Balance – December 31, 2021 comprised of:
Cost	12,227	1,961	808	127	619	3,515
Accumulated amortization and impairment	(7)	(611)	(213)	(47)	(304)	(1,175)
Carrying amount – December 31, 2021	12,220	1,350	595	80	315	2,340
Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428
Acquisitions (Note 25)	167	74	2	8	6	90
Additions – internally developed	‐	‐	106	‐	16	122
Foreign currency translation and other	45	22	20	14	(22)	34
Disposals	‐	‐	(3)	‐	‐	(3)
Amortization [1]	‐	(165)	(39)	(9)	(70)	(283)
Carrying amount – December 31, 2020	12,198	1,515	437	75	361	2,388
Balance – December 31, 2020 comprised of:
Cost	12,205	1,971	544	111	597	3,223
Accumulated amortization and impairment	(7)	(456)	(107)	(36)	(236)	(835)
Carrying amount – December 31, 2020	12,198	1,515	437	75	361	2,388

1   Amortization of $ 260 was included in selling expenses during the year ended December 31, 2021 (2020 – $ 254 ).

2   The average remaining amortization period of customer relationships as at December 31, 2021, was approximately 5 years.

3   Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

Nutrien Annual Report 2021   |   101

In millions of US dollars unless otherwise noted

Goodwill Impairment Testing

We performed our annual impairment test on goodwill and did not identify any impairment; however, the recoverable amount for Retail – North America did not substantially exceed its carrying amount. In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply including considerations related to climate-change initiatives. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts (five-year projections) and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts. The key forecast assumptions were based on historical data and estimates of future results from internal sources as well as industry and market trends.

	Terminal Growth Rate (%)				Discount Rate (%)
	2021			2020	2021			2020
Retail – North America			2.5	2.5			7.4			7.5
Retail – International [1]	2.0	-	6.2	2.0	8.0	-	15.5	7.8	-	16.0
Potash			2.5	2.5			7.7			8.0
Nitrogen			2.0	2.0			7.8			8.0

1   The discount rates reflect the country risk premium and size for our international groups of CGUs.

The Retail – North America group of CGUs recoverable amount exceeds its carrying amount by $ 1.5 billion, which is 12 percent of the carrying amount. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future. The following table indicates the percentage by which key assumptions would need to change individually for the estimated recoverable amount to be equal to the carrying amount:

	Change Required for
	Carrying Amount to Equal		Value Used in Impairment
Key Assumptions	Recoverable Amount		Model
Terminal growth rate (%)	0.8	percentage point decrease	2.5
Forecasted EBITDA over forecast period (in billions of US dollars)	9.8	percent decrease	6.8
Discount rate (%)	0.6	percentage point increase	7.4

Nutrien Annual Report 2021   |   102

In millions of US dollars unless otherwise noted

  NOTE 15    INVESTMENTS

		Principal Place	Proportion of Ownership Interest
		of Business and	and Voting Rights Held (%)		Carrying Amount
Name	Principal Activity	Incorporation	2021	2020	2021	2020
Equity-accounted investees
Profertil	Nitrogen Producer	Argentina	50	50	277	233
Canpotex	Marketing and Logistics	Canada	50	50	‐	‐
Other associates and joint ventures					182	176
Total equity-accounted investees					459	409
Investments at FVTOCI
Sinofert	Fertilizer Supplier and Distributor	China/Bermuda	22	22	234	153
Other					10	‐
Total investments at FVTOCI					244	153
Total investments					703	562

We continuously assess our ability to exercise significant influence or joint control over our investments. Our 22 percent ownership in Sinofert does not constitute significant influence as we do not have any representation on the board of directors of Sinofert. We elected to account for our investment in Sinofert as FVTOCI as it is held for strategic purposes.

Future conditions related to Profertil may be affected by political, economic and social instability. We are exposed to foreign exchange risk related to fluctuations in the Argentine peso against the US dollar. This may also restrict our ability to obtain dividends from Profertil.

  NOTE 16    OTHER ASSETS

	2021	2020
Deferred income tax assets (Note 8)	262	242
Ammonia catalysts – net of accumulated amortization of $85 (2020 – $76)	88	89
Long-term income tax receivable (Note 8)	166	305
Accrued pension benefit assets (Note 21)	170	109
Other	143	169
	829	914

Nutrien Annual Report 2021   |   103

In millions of US dollars unless otherwise noted

Nutrien Annual Report 2021   |

In millions of US dollars unless otherwise noted

NOTE 17    SHORT-TERM DEBT

We use our $4.5   billion commercial paper program for our short-term cash requirements. The commercial paper program is backstopped by the $4.5 billion unsecured revolving term credit facility (“Nutrien Credit Facility”). Credit facilities are renegotiated periodically.

	Rate of Interest (%)			2021	2020
Other credit facilities [1]	0.8	-	13.1	313	159
Commercial paper [2]	0.3	-	0.4	1,170	‐
Other short-term debt				77	‐
				1,560	159

1   Credit facilities are unsecured and consist of South American facilities with debt of $ 74 (2020 – $ 109 ) and interest rates ranging from 1.8 percent to 13.1 percent, Australian facilities with debt of $ 211 (2020 – $ 19 ) and interest rates ranging from 0.8 percent to 0.9 percent, and other facilities with debt of $ 28 (2020 – $ 31 ) and an interest rate of 1.4 percent.

2   The amount available under the commercial paper program is limited to the availability of backup funds under the Nutrien Credit Facility and excess cash invested in highly liquid securities

Credit facilities	Total Facility Limit as at December 31, 2021	Total Facility Limit as at December 31, 2020
Nutrien Credit Facility [1]	4,500	4,500
Uncommitted revolving demand facility	500	500
Other credit facilities [2]	720	740

1   In 2021, we extended the maturity date from April 10, 2023 to June 4, 2026, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date of request.

2 Total facility limit amounts include some facilities with maturities in excess of one year.

Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio (refer to Note 24) and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2021.

In 2020, we entered into new committed revolving credit facilities totaling approximately $ 1,500 , all with the same principal covenants and events of default as our existing credit facilities. We closed these credit facilities after the issuance of the new notes in 2020.

Nutrien Annual Report 2021   |   104

In millions of US dollars unless otherwise noted

  NOTE 18    LONG-TERM DEBT

We source our borrowings for funding purposes primarily through notes, debentures and   long-term credit facilities. We have access to the capital markets through our base shelf prospectus.

	Rate of Interest (%)	Maturity	2021	2020
Notes [1]
	3.150	October 1, 2022	500	500
	1.900	May 13, 2023	500	500
	3.500	June 1, 2023	‐	500
	3.625	March 15, 2024	‐	750
	3.375	March 15, 2025	‐	550
	3.000	April 1, 2025	500	500
	4.000	December 15, 2026	500	500
	4.200	April 1, 2029	750	750
	2.950	May 13, 2030	500	500
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	212	300
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	401	500
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	489	500
	5.000	April 1, 2049	750	750
	3.950	May 13, 2050	500	500
Debentures [1]	7.800	February 1, 2027	120	125
Other credit facilities [2]	Various	Various	141	67
			7,813	9,742
Add net unamortized fair value adjustments			325	404
Less net unamortized debt issue costs			(72)	(85)
			8,066	10,061
Less current maturities			(545)	(14)
			7,521	10,047

1   Each series of notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

2   Other credit facilities are unsecured and consist of South American facilities with debt of $ 137 (2020 – $ 63 ) and interest rates ranging from 1.9 percent to 12.2 percent and other facilities with debt of $ 4 (2020 – $ 4 ) and an interest rate of 3.9 percent.

Nutrien Annual Report 2021   |   105

In millions of US dollars unless otherwise noted

In 2021, we redeemed the entire outstanding principal amount of these notes in accordance with the optional redemption provisions provided in the indenture governing these notes:

	Rate of interest (%)	Maturity	Redeemed
Notes	3.500	June 1, 2023	500
Notes	3.625	March 15, 2024	750
Notes	3.375	March 15, 2025	550
Principal amount			1,800
Add net unamortized fair value adjustments			5
Less net unamortized debt issue costs			(5)
Carrying amount			1,800

We also completed a cash tender offer to purchase the following debentures and notes, up to a maximum aggregate purchase price of $ 300 :

	Rate of interest (%)	Maturity	Redeemed
Debentures	7.800	February 1, 2027	5
Notes	7.125	May 23, 2036	88
Notes	6.125	January 15, 2041	99
Notes	5.250	January 15, 2045	11
Principal amount			203
Add net unamortized fair value adjustments			53
Carrying amount			256

The redemption and cash tender offers were funded by using cash on hand and proceeds from the issuance of commercial paper. The total cash spend, including accrued interest, was $ 2.2 billion. As a result of the early extinguishment of debt, we recorded a loss on extinguishment of debt of $ 142 (Note 7).

We are subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. As calculated in Note 24, we were in compliance with these covenants as at December 31, 2021.

	Short-Term	Long-Term	Lease
	Debt	Debt	Liabilities	Total
Balance – December 31, 2020	159	10,061	1,140	11,360
Cash flows (cash inflows and outflows presented on a net basis)	1,344	(2,133)	(320)	(1,109)
Loss on early extinguishment of debt	‐	142	‐	142
Additions and other adjustments to ROU assets	‐	‐	408	408
Foreign currency translation and other non-cash changes	57	(4)	(8)	45
Balance – December 31, 2021	1,560	8,066	1,220	10,846
Balance – December 31, 2019	976	9,055	1,073	11,104
Cash flows (cash inflows and outflows presented on a net basis)	(892)	1,017	(274)	(149)
Additions and other adjustments to ROU assets	‐	‐	320	320
Foreign currency translation and other non-cash changes	75	(11)	21	85
Balance – December 31, 2020	159	10,061	1,140	11,360

Nutrien Annual Report 2021   |   106

In millions of US dollars unless otherwise noted

  NOTE 19   LEASE LIABILITIES

	Average Rate of Interest (%)	2021	2020
Lease liabilities - non-current	2.9	934	891
Current portion of lease liabilities	2.5	286	249
Total		1,220	1,140

  NOTE 20    PAYABLES AND ACCRUED CHARGES

Payables and accrued charges consist primarily of amounts we owe to suppliers and prepayments made by customers planning to purchase our products for the upcoming growing season.

	2021	2020
Trade and other payables	5,179	4,415
Customer prepayments	2,083	1,800
Dividends	257	256
Accrued compensation	669	513
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	170	162
Accrued interest	80	99
Current portion of share-based compensation (Note 5)	185	95
Current portion of derivatives	20	39
Income taxes (Note 8)	606	48
Current portion of pension and other post-retirement benefits (Note 21)	16	15
Other accrued charges and others	787	616
	10,052	8,058

Nutrien Annual Report 2021   |   107

In millions of US dollars unless otherwise noted

  NOTE 21    PENSION AND OTHER POST-RETIREMENT BENEFITS

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life   insurance (referred to as other defined benefit) plans. Substantially all   our employees participate in at least one of   these plans.

Description of Defined Benefit Pension Plans

	Plan Type	Contributions
United States
  non-contributory,
  guaranteed annual pension payments for life,
  benefits generally depend on years of service and compensation level in   the final years leading up to age 65,
  benefits available starting at age 55 at a reduced rate, and plans provide for maximum pensionable salary and maximum annual benefit limits.
made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.
Canada		made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	non-contributory, unfunded, and supplementary pension benefits.	provided for by charges to earnings sufficient to meet the projected benefit obligations, and payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through an employee benefits or management committee in each country, which is composed of our employees. The employee benefits or management committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current   investment policy for each country’s plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of Other Post-Retirement Plans

We provide health care plans for certain eligible retired   employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

  coordination with government-provided medical insurance in each   country;
  certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
  for certain plans, maximum lifetime benefits;
  at retirement, the employee’s spouse and certain dependent children may be   eligible for coverage;
  benefits are self-insured and are administered through third-party providers; and
  generally, retirees contribute toward annual cost of the plans.

We provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Nutrien Annual Report 2021   |   108

In millions of US dollars unless otherwise noted

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk and salary risk.

Investment Risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ:

  a total return on investment approach whereby a diversified mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk; and
  risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Other assets such as private equity and hedge funds are not used at this time. Our policy is not to invest in commodities, precious metals, mineral rights, bullions or collectibles.   Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Interest Rate Risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan’s debt investments.

Financial Information

	2021			2020
		Plan			Plan
	Obligation	Assets	Net	Obligation	Assets	Net
Balance – beginning of year	(2,066)	1,706	(360)	(2,044)	1,621	(423)
Components of defined benefit expense recognized in earnings
Current service cost for benefits earned during the year	(36)	‐	(36)	(36)	‐	(36)
Interest (expense) income	(57)	48	(9)	(66)	53	(13)
Past service cost, including curtailment gains and settlements [1]	(2)	‐	(2)	133	(132)	1
Foreign exchange rate changes and other	(7)	(1)	(8)	(3)	(1)	(4)
Subtotal of components of defined benefit expense (recovery) recognized in earnings	(102)	47	(55)	28	(80)	(52)
Remeasurements of the net defined benefit liability recognized in OCI during the year
Actuarial gain arising from:
Changes in financial assumptions	6	‐	6	(153)	‐	(153)
Changes in demographic assumptions	83	‐	83	12	‐	12
Gain on plan assets (excluding amounts included in net interest)	3	33	36	‐	230	230
Subtotal of remeasurements	92	33	125	(141)	230	89
Cash flows
Contributions by plan participants	(6)	6	‐	(5)	5	‐
Employer contributions	‐	25	25	‐	26	26
Benefits paid	86	(86)	‐	96	(96)	‐
Subtotal of cash flows	80	(55)	25	91	(65)	26
Balance – end of year [2]	(1,996)	1,731	(265)	(2,066)	1,706	(360)
Balance comprised of:
Non-current assets
Other assets (Note 16)			170			109
Current liabilities
Payables and accrued charges (Note 20)			(16)			(15)
Non-current liabilities
Pension and other post-retirement benefit liabilities			(419)			(454)

1   During 2020, we transferred certain pension plan obligations to an insurance company.

2   Obligations arising from funded and unfunded pension plans are $ 1,659 and $ 337 (2020 – $ 1,690 and $ 376 ), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

Nutrien Annual Report 2021   |   109

In millions of US dollars unless otherwise noted

Plan Assets

As at December 31, the fair value of plan assets of our defined benefit pension plans, by asset category, were as follows:

	2021			2020
	Quoted Prices			Quoted Prices
	in Active			in Active
	Markets for			Markets for
	Identical Assets	Other [1]	Total	Identical Assets	Other [1]	Total
Cash and cash equivalents	11	7	18	9	33	42
Equity securities and equity funds
US [2]	22	257	279	19	483	502
International	‐	28	28	158	‐	158
Debt securities [2,3]	‐	1,020	1,020	‐	977	977
Other [2]	‐	386	386	‐	27	27
Total pension plan assets	33	1,698	1,731	186	1,520	1,706

1 Approximately 100 percent (2020 – 76 percent) of the Other plan assets are held in funds whose fair values are estimated using their net asset value per share. For the majority of these funds, the redemption frequency is immediate. The Plan Committee manages the asset allocation based upon our current liquidity and income needs.

2   Certain funds have been reclassified for the year ended December 31, 2020.

3   Debt securities included US securities of 71 percent (2020 – 60 percent) and International securities of 28 percent (2020 – 40 percent) and Mortgage Backed Securities of 1 percent (2020 – nil).

We use letters of credit or surety bonds to secure certain Canadian unfunded defined benefit plan liabilities as at December 31, 2021.

We expect to contribute approximately $ 115 to all pension and post-retirement plans in 2022. Total contributions recognized as expense under all defined contribution plans for 2021 was $ 111 (2020 – $ 116 ).

We used the following significant assumptions to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31. These assumptions are determined by management and are reviewed annually by our independent actuaries.

	Pension		Other
	2021	2020			2021			2020
Assumptions used to determine the benefit obligations [1] :
Discount rate (%)	3.09	2.83			2.97			2.66
Rate of increase in compensation levels (%)	4.27	4.57			n/a			n/a
Medical cost trend rate – assumed (%) [2]	n/a	n/a	4.50	-	6.50	4.50	-	5.80
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a			2030			2037
Mortality assumptions (years) [3]
Life expectancy at 65 for a male member currently at age 65	20.7	20.6			20.6			20.2
Life expectancy at 65 for a female member currently at age 65	22.9	22.8			23.2			22.8
Average remaining service period of active employees (years)	‐	‐			‐			‐
Average duration of the defined benefit obligations (years) [4]	15.3	15.4			14.9			15.2

1   The current year’s expense is determined using the assumptions that existed at the end of the previous year.

2   We assumed a graded medical cost trend rate starting at 6.50 percent in 2021, moving to 4.50 percent by 2030 (2020 – starting at 5.80 percent, moving to 4.50 percent by 2037).

3   Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

4   Weighted average length of the underlying cash flows.

Nutrien Annual Report 2021   |   110

In millions of US dollars unless otherwise noted

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

		2021		2020
			Expense in		Expense in
		Benefit	Earnings Before	Benefit	Earnings Before
	Change in Assumption	Obligations	Income Taxes	Obligations	Income Taxes
As reported		1,996	55	2,066	52
Discount rate	1.0 percentage point decrease	330	20	360	10
	1.0 percentage point increase	(260)	(20)	(280)	(10)

  NOTE 22    ASSET RETIREMENT OBLIGATIONS AND ACCRUED ENVIRONMENTAL COSTS

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental remediation provisions relate to   costs to restore potash and phosphate sites to their original, or another specified, condition.

The pre-tax risk-free discount rate, expected cash flow payments and sensitivity to changes in the discount rate on the recorded liability for asset retirement obligations and accrued environmental costs as at December 31, 2021, were as follows:

	Cash Flow	Discounted	Discount Rate
	Payments (years) [1]	Cash Flows [2,3]	+0.5%	-0.5%
Asset retirement obligations			(75)	85
Retail	1 – 30	23
Potash	31 – 440	96
Phosphate	1 – 79	496
Corporate and other [4,5]	1 – 485	616
Accrued environmental costs			(5)	5
Retail	1 – 30	86
Corporate and other	1 – 24	419
Total		1,736

1   Time frame in which payments are expected to principally occur from December 31, 2021. Adjustments to the years can result from changes to the mine life and/or changes in the rate of tailings volumes.

2   Risk-free discount rates used to discount cash flows reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation. Risk-free rates range from 1.9 percent to 5.5 percent.

3   Total undiscounted cash flows are $ 3.3 billion. For the Potash segment, this represents total undiscounted cash flows in the first year of decommissioning. This excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post-reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 126 to 409 years.

4   For nitrogen sites, we have not recorded any asset retirement obligations as no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives of our facilities indefinitely.

5   Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 18 years.

Nutrien Annual Report 2021   |   111

In millions of US dollars unless otherwise noted

	Asset	Accrued
	Retirement	Environmental
	Obligations	Costs	Total
Balance – December 31, 2020	1,209	550	1,759
Disposals	‐	(4)	(4)
Additional provisions	22	1	23
Change in estimates	78	(1)	77
Settlements	(89)	(27)	(116)
Accretion	12	(21)	(9)
Foreign currency translation and other	(1)	7	6
Balance – December 31, 2021	1,231	505	1,736
Balance – December 31, 2021 comprised of:
Current liabilities
Payables and accrued charges (Note 20)	115	55	170
Non-current liabilities
Asset retirement obligations and accrued environmental costs	1,116	450	1,566

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, and closure and post-closure obligations through our subsidiaries, PCS Phosphate Company, Inc. in White Springs, Florida, and PCS Nitrogen Inc. in Geismar, Louisiana, pursuant to the financial assurance regulatory requirements in those states. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

  NOTE 23    SHARE CAPITAL

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued

	Number of Common Shares	Share Capital
Balance – December 31, 2020	569,260,406	15,673
Issued under option plans and share-settled plans	4,424,437	226
Repurchased	(15,982,154)	(442)
Shares cancellation	(210,173)	‐
Balance – December 31, 2021	557,492,516	15,457

Nutrien Annual Report 2021   |   112

In millions of US dollars unless otherwise noted

Share Repurchase Programs

			Maximum	Maximum	Number of
	Commencement		Shares for	Shares for	Shares
	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2019 Normal Course Issuer Bid	February 27, 2019	February 26, 2020	42,164,420	7	33,256,668
2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100
2021 Normal Course Issuer Bid [1]	March 1, 2021	February 28, 2022	28,468,448	5	15,982,154
2022 Normal Course Issuer Bid [2]	March 1, 2022	February 28, 2023	55,111,100	10	‐

1   The 2021 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases. As of February 15, 2022, an additional 6,204,241 common shares were repurchased for cancellation at a cost of $ 445 and an average price per share of $ 71.70 .

2   On February 16, 2022, our Board of Directors approved a share repurchase program, which is subject to the acceptance by the Toronto Stock Exchange. The 2022 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Summary of share repurchases	2021	2020
Number of common shares repurchased for cancellation	15,982,154	3,832,580
Average price per share (US dollars)	69.17	41.96
Total cost	1,105	160

Dividends Declared

	2021		2020
Declared	Per Share	Declared	Per Share
February 17, 2021	0.46	February 19, 2020	0.45
May 17, 2021	0.46	May 6, 2020	0.45
August 9, 2021	0.46	August 10, 2020	0.45
November 1, 2021	0.46	December 10, 2020	0.45
	1.84		1.80

On February 16, 2022, our Board of Directors declared an increase to our quarterly dividend to $ 0.48 per share payable on April 14, 2022, to shareholders of record on March 31, 2022. The total estimated dividend to be paid is $ 265 .

Share Cancellation

During 2021, we cancelled 210,173 shares due to the expiration of the period when legacy companies’ (Potash Corporation of Saskatchewan Inc. and Agrium Inc.) shares could be exchanged under the plan of arrangement, wherein Nutrien became the parent company of the legacy companies.

Nutrien Annual Report 2021   |   113

In millions of US dollars unless otherwise noted

  NOTE 24    CAPITAL MANAGEMENT

Our capital allocation policy prioritizes safe and reliable operations, a healthy balance sheet, a sustainable dividend to shareholders and a strategy to allocate remaining cash flow that maximizes shareholder value.

We include total debt, adjusted total debt, adjusted net debt and adjusted shareholders’ equity as components of   our capital structure. We monitor our capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on notes and debentures.

We monitor the following measures to evaluate our ability to service debt, make strategic investments and ensure we are in compliance with our debt covenants:

	2021	2020
Adjusted net debt to adjusted EBITDA	1.4	2.6
Adjusted EBITDA to adjusted finance costs	14.3	7.4
Debt to capital (calculated as adjusted total debt to adjusted capital) (Limit: 0.65 : 1.00)	0.32 : 1.00	0.34 : 1.00

  Adjusted EBITDA is calculated in Note 3, while the calculation of the remaining components included in the above ratios are set out in the following tables:

	2021	2020
Short-term debt	1,560	159
Current portion of long-term debt	545	14
Current portion of lease liabilities	286	249
Long-term debt	7,521	10,047
Lease liabilities	934	891
Total debt	10,846	11,360
Letters of credit - financial	114	150
Adjusted total debt	10,960	11,510

Nutrien Annual Report 2021   |   114

In millions of US dollars unless otherwise noted

	2021	2020
Total debt	10,846	11,360
Cash and cash equivalents	(499)	(1,454)
Unamortized fair value adjustments	(325)	(404)
Adjusted net debt	10,022	9,502

	2021	2020
Total shareholders' equity	23,699	22,403
Adjusted total debt	10,960	11,510
Adjusted capital [1]	34,659	33,913

1           Restated to reflect 2021 calculation.

	2021	2020
Finance costs	613	520
Unwinding of discount on asset retirement obligations	9	(33)
Borrowing costs capitalized to property, plant and equipment	29	20
Interest on net defined benefit pension and other post-retirement plan obligations	(9)	(13)
Loss on early extinguishment of debt	(142)	‐
Adjusted finance costs	500	494

In 2020, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $ 5 billion of common shares, debt securities and other securities during a period of 25 months from March 16, 2020. In 2020, we filed a prospectus supplement to issue $ 1,500 of notes.

  NOTE 25    BUSINESS COMBINATIONS

The Company’s business combinations include various digital agriculture, proprietary products and agricultural services.

Individually Immaterial Acquisitions
Acquisition date	Various
Purchase price, net of cash and cash equivalents acquired	$ 88 (2020 – $ 233 )
Goodwill and expected benefits of the acquisition

$ 77 (2020 – $ 133 )

The expected benefits of the acquisitions resulting in goodwill include:

  synergies from expected reduction in operating costs
  wider distribution channel for selling products of acquired businesses a larger assembled workforce
  potential increase in customer base
  enhanced ability to innovate

Description	2021 – 36 Retail locations (2020 – 43 including Tec Agro Group, a leading agriculture retailer in Brazil)

Nutrien Annual Report 2021   |   115

In millions of US dollars unless otherwise noted

We allocated the following values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date. The information below represents preliminary fair values. For certain acquisitions, we finalized the purchase price with no material change to the fair values disclosed in prior periods. Refer to Note 30 for details of our valuation technique and judgments applied.

	2021	2020
Receivables	43	68
Inventories	24	63
Prepaid expenses and other current assets	‐	4
Property, plant and equipment	10	73
Goodwill	77	133
Other intangible assets	16	47
Other non-current assets	4	2
Total assets	174	390
Short-term debt	11	36
Payables and accrued charges	50	108
Long-term debt, including current portion	7	‐
Lease liabilities, including current portion	1	2
Other non-current liabilities	17	11
Total liabilities	86	157
Total consideration, net of cash and cash equivalents acquired	88	233

Financial Information Related to the Acquired Operations

2021 Proforma (estimated as if acquisitions occurred at the beginning of the year)
Sales	160
Earnings before finance costs and income taxes	10

From date of acquisition	2021 Actuals	2020 Actuals
Sales	80	190
Earnings before finance costs and income taxes	7	12

Nutrien Annual Report 2021   |   116

In millions of US dollars unless otherwise noted

  NOTE 26    COMMITMENTS

A commitment is a legally binding and enforceable agreement to purchase goods or services in the future. The amounts below reflect our commitments based on current expected contract prices.

As at December 31, 2021, minimum future commitments under our contractual arrangements were as follows:

	Principal Portion and
	Estimated Interest
	Lease	Long-Term	Purchase	Capital	Other
	Liabilities	Debt	Commitments	Commitments	Commitments	Total
Within 1 year	313	890	2,091	72	183	3,549
1 to 3 years	423	1,163	488	9	138	2,221
3 to 5 years	227	1,678	42	‐	91	2,038
Over 5 years	412	9,340	111	‐	97	9,960
Total	1,375	13,071	2,732	81	509	17,768

Purchase Commitments

We have a long-term natural gas purchase agreement in Trinidad that expires on December 31, 2023. The contract provides for prices that   vary primarily with ammonia market prices and annual escalating floor prices. The commitments included in the foregoing table are based on floor prices and minimum purchase quantities.

Profertil has various gas contracts denominated in US dollars that expire in 2022 and 2023 and account for virtually all of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.

The Carseland facility has a power co-generation agreement, expiring on December 31, 2026 , which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the foregoing table are based on expected contract prices.

As part of the agreement to sell the Conda Phosphate operations (“CPO”), we entered into long-term strategic supply and offtake agreements that extend to 2023. Under the terms of the supply and offtake agreements, we will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate (“MAP”) product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, managed services contracts, throughput and various rail contracts, the latest of which expires in 2027, and mineral lease commitments, the latest of which expires in 2041.

Nutrien Annual Report 2021   |   117

In millions of US dollars unless otherwise noted

  NOTE 27    GUARANTEES

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts, and leasing transactions. The terms of these indemnification agreements

  may require us to compensate counterparties for costs incurred as a   result of various events, including environmental liabilities and changes in   (or   in the interpretation of) laws and regulations, or as a result of litigation claims   or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
  will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties; and
  have not historically resulted in any significant payments by Nutrien and, as at December 31, 2021, no amounts have been accrued in the consolidated financial statements (except for accruals relating to certain underlying liabilities).

We directly guarantee our share of certain commitments of Canpotex (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. No material loss is anticipated by reason of such agreements and guarantees.

  NOTE 28       RELATED PARTY TRANSACTIONS

We transact with a number of related parties, the most significant being with our associates and joint ventures, key management personnel, and post-employment benefit plans.

Sale of Goods

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex.   Sales to Canpotex are shown in Note 3. The receivable outstanding from Canpotex is shown in Note 11 and arose from sale transactions described above. It is unsecured and bears no   interest. There are no provisions held against this receivable.

Key Management Personnel Compensation and Transactions with Post-Employment Benefit Plans

	2021	2020
Salaries and other short-term benefits	16	16
Share-based compensation	55	26
Post-employment benefits	4	2
Termination benefits	7	‐
	82	44

Disclosures related to our post-employment benefit plans are shown in Note 21.

Nutrien Annual Report 2021   |   118

In millions of US dollars unless otherwise noted

  NOTE 29    CONTINGENCIES AND OTHER MATTERS

Contingent liabilities, which are not recognized in the consolidated financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside of our control or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Estimates and Judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters   and other various claims and lawsuits pending:

  prediction of the outcome of uncertain events   (i.e., being virtually certain, probable, remote or undeterminable);
  determination of whether recognition or disclosure in the consolidated financial statements is required; and
  estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could   have a material impact on our consolidated financial   statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder’s productive capacity. Through December 31, 2021, we are not aware of any operating losses or other liabilities.

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability. Through December 31, 2021, we are not aware of any material losses or other liabilities that we have not accrued for.

Environmental Remediation, Legal and Other Matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 22.

We have established provisions for environmental site assessment and/or remediation matters to the extent that we consider expenses associated with those matters likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Nutrien Annual Report 2021   |   119

In millions of US dollars unless otherwise noted

Legal matters with significant uncertainties include the following:

  The United States Environmental Protection Agency (“US EPA”) has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act (“RCRA”). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Agrium Inc., and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. All of these facilities received US EPA notices of violation (“NOVs”) that remain outstanding for alleged violations of the RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. All of the facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters. Due to the nature of the allegations, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and 5) addressing findings resulting from the RCRA section 3013 site investigations.

  We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) toward the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that   the ultimate resolution of such actions is not reasonably likely to have   a   material adverse effect on our consolidated financial statements.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and   the associated final taxes may result in adjustments to our tax   assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

Nutrien Annual Report 2021   |   120

In millions of US dollars unless otherwise noted

  NOTE 30       ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The following discusses the significant accounting policies, estimates, judgments and assumptions that we have adopted and applied and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and entities we control.

  Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. They are deconsolidated from the date that control ceases.
  Intercompany balances and transactions are eliminated on consolidation.

Principal (wholly owned) Operating Subsidiaries	Location	Principal Activity
Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrients and corporate functions
Agrium Inc.	Canada	Manufacturer and distributor of crop nutrients and corporate functions
Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
Agrium Potash Ltd.	Canada
Agrium U.S. Inc.	US
Cominco Fertilizer Partnership	US
Loveland Products Inc.	US
Nutrien Ag Solutions Argentina S.A	Argentina
Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
Nutrien Ag Solutions, Inc.	US
Nutrien Ag Solutions Limited	Australia
PCS Nitrogen Fertilizer, LP	US	Production of nitrogen products in the US
PCS Nitrogen Ohio LP	US	Production of nitrogen products in the state of Ohio
PCS Sales (USA) Inc.	US	Marketing and sales of the Company’s products
PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad
PCS Phosphate Company, Inc.	US	Mining and/or processing of phosphate products
Phosphate Holding Company, Inc.	US	Mining and/or processing of phosphate products and production of nitrogen products in the US

COVID-19

Due to the impact of the COVID-19 pandemic we have assessed our accounting estimates and other matters that require the use of forecasted financial information. The assessment included estimates of the unknown future impacts of the pandemic using information that is reasonably available at this time. Accounting estimates and other matters assessed include the allowance for expected credit losses of receivables from customers, valuation of inventory, goodwill and other long-lived assets, financial assets, tax assets, pension obligations and assets, and revenue recognition. Based on the current assessment, there was not a material impact on these consolidated financial statements. As a result of the pandemic, we incurred directly attributable and incremental COVID-19 related expenses in other (income) expenses (Note 6).

Nutrien Annual Report 2021   |   121

In millions of US dollars unless otherwise noted

Climate Change

In 2021, we announced our Environmental, Social and Governance (“ESG”) commitment to help address our key climate-related risks related to climate change and reduce our carbon footprint. There were also recent developments in the ESG frameworks and regulatory initiatives and we recognize that these developments could further impact our accounting estimates and judgments including, but not limited to, assessment of our asset useful lives, impairment of other long-lived assets, valuation of inventory, and asset retirement obligations and accrued environmental costs. We have monitored and will continue to monitor these developments as they affect our consolidated financial statements.

Foreign Currency Transactions

The consolidated financial statements are presented in US dollars, which we determined to be the functional currency of the Company and the majority of our subsidiaries. In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the consolidated statements of earnings within other (income) expenses, as applicable, in the period in which they arise. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date of the transaction is available and it is apparent that such rate is a more suitable measurement.

Assets and liabilities in foreign operations are translated using the period-end rate, while the income and expenses are translated using the average monthly exchange rate. Equity of the foreign operation is translated using the historical rate at the time of the acquisition. Exchange gains and losses resulting from translation are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operation is disposed of.

Revenue

We recognize revenue when we transfer control over a good or service to a customer.

Transfer of Control for Sale of Goods	Transfer of Control for Sale of Services
At the point in time when the product is purchased at our Retail farm center, delivered and accepted by customers at their premises, or loaded for shipping.	Over time as the promised service is rendered

Judgment is used to determine whether we are acting as principal or agent by evaluating who:

  has the primary responsibility for fulfilling the promised good;
  bears the inventory risk including if the vendor has the right to have its product returned on demand; and
  has discretion for establishing the price.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The related commissions are recognized as the sales occur or as unconditional contracts are signed.

We recognize profits on sales to Canpotex when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract. Sales are recognized using a provisional price at the time control is transferred to Canpotex, with the final pricing determined upon Canpotex’s final sale to a third party (generally between one to three months from date of sale to Canpotex).

Nutrien Annual Report 2021   |   122

In millions of US dollars unless otherwise noted

Our sales revenue relating to our Potash, Nitrogen and Phosphate segments is generally recorded and measured based on the “freight on board” mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, net of any variable consideration (e.g., any trade discounts or estimated volume rebates). Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns. Sales prices are based on North American and international benchmark market prices, which are subject to global supply and demand, and other market factors.

For our Retail segment, we do not provide general warranties; however, our customer contracts may provide certain product quality specification guarantees. Returns and incentives are estimated based on historical and forecasted data, contractual terms, and current conditions.

Transportation costs are generally recovered from the customer through sales pricing. Where customer contracts include volume rebates, we estimate revenue at the earlier of when the most likely amount of consideration we expect to receive has been determined or when it is highly probable that a significant reversal will not occur.

Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

As the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is generally less than 12 months, we apply the practical expedient as provided in IFRS 15, “Revenue from Contracts with Customers,” and do not adjust the promised amount of consideration for the effects of financing.

Intersegment sales are made under terms that approximate market value.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Share-Based Compensation

For awards with performance conditions that determine the number of options or units to which employees are entitled, measurement of compensation cost is based on our best estimate of the outcome of the performance conditions. Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

For Plans Settled Through the Issuance of Equity	For Plans Settled Through Cash
  fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing   model, and
  fair value for PSUs is determined on grant date by projecting the outcome of performance conditions.
a liability is recorded based on the fair value of the awards each period.

Estimation involves determining:

  stock option-pricing model assumptions as described in the weighted average assumptions table in Note 5;
  forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting;
  projected outcome of performance conditions for PSUs, including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model; and
  the number of dividend equivalent units expected to be earned.

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In millions of US dollars unless otherwise noted

Income Taxes

Taxation on earnings (loss) is comprised of current and deferred income tax. Taxation is recognized in the statements of earnings unless it relates to items recognized either in OCI or directly in shareholders’ equity.

Current Income Tax	Deferred Income Tax
  is the expected tax payable on the taxable earnings for the year and includes any adjustments to income tax payable or recoverable in respect of previous years is calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings is the best estimate expected to be paid to (or recovered from) the taxation authorities is recognized using the liability method
  is based on temporary differences between carrying amounts of assets and liabilities and their respective income tax bases is determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled

Current and deferred income tax assets and liabilities are offset only if certain criteria are met.
The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including negotiations with taxation authorities in various jurisdictions;
  outcomes of tax litigation; and
  resolution of disputes arising from federal, provincial, state and local tax audits.

Deferred income tax is not accounted for

  with respect to investments in   subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
  if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are

  recognized to the extent it is probable future taxable profit will be available to use deductible temporary differences and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable; and
  reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Financial Instruments

Financial assets are measured at fair value (either through OCI or through profit or loss) or amortized cost depending on the objective of the business model for managing the instrument or group of instruments and the contractual terms of the cash flows.

For equity investments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss.

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In millions of US dollars unless otherwise noted

Financial instruments are classified and measured as follows:

Fair Value Classification	Fair Value Through Profit or Loss	FVTOCI	Amortized Cost
Instrument type	Cash and cash equivalents, derivatives, and certain equity investments not held for trading	Certain equity investments not held for trading which an irrevocable election was made	Receivables, short-term debt, payables and accrued charges, long-term debt, lease liabilities, other long-term debt instruments
Fair value gains and losses	Profit or loss	OCI	–
Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate
Impairment of assets	–	–	Profit or loss
Foreign exchange	Profit or loss	OCI	Profit or loss
Transaction costs	Profit or loss	OCI	Included in cost of instrument

Financial instruments are recognized at trade date when we commit to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or we have transferred the rights to receive cash flow and all the risks and rewards of ownership have also been substantially transferred.

Derivatives are used to lock in commodity prices, interest rates and exchange rates. For designated and qualified cash flow hedges the effective portion of the change in the fair value of the derivative is accumulated in OCI;
  when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory;
  the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
  the ineffective portions of hedges are recorded in net earnings in the current period.

We assess whether our derivatives hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness
New York Mercantile Exchange (“NYMEX”) natural gas hedges	Assessed on a prospective and retrospective basis using regression analyses	Changes in: timing of forecast transactions volume delivered our credit risk or the credit risk of a counterparty
Foreign exchange and interest rate	Comparison of the cumulative changes in fair value and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows	Changes in: timing or amounts of forecasted cash flows embedded optionality our credit risk or the credit risk of a counterparty

Financial assets and financial liabilities are offset, and the net amount is presented in the consolidated balance sheets when we currently have a legally enforceable right to offset the recognized amounts; and
  intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair Value Measurements

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

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In millions of US dollars unless otherwise noted

Fair value measurements are categorized into different levels within a fair value hierarchy based on the degree to which the lowest level inputs are observable and their significance:

Level 1	Level 2	Level 3
Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities)	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability)	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement

Fair value estimates

  are at a point in time and may change in subsequent reporting periods due to market conditions or other factors;
  can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and
  may require assumptions about costs/prices over time, discount and inflation rates, defaults, and other relevant variables.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

Receivables

Receivables from customers are recognized initially at fair value and subsequently measured at amortized cost less allowance for expected credit losses of receivables from customers.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

Inventories

Inventories are valued monthly at the lower of cost and net realizable value. Costs are allocated to inventory using the weighted average cost method.

Net realizable value is based on

Products and Raw Materials	Materials and Supplies
selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale	replacement cost

A writedown is recognized if the carrying amount exceeds net realizable value and may be reversed if the circumstances that caused it no longer exist. Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities, crop price trends, climate-change initiatives, and changes in regulations and standards employed.

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In millions of US dollars unless otherwise noted

Property, Plant and Equipment

	Owned	Right-of-Use (leased)
Measurement
  cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses cost of major inspections and overhauls is capitalized
  maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred cost less accumulated depreciation and any accumulated impairment losses lease payments are allocated between finance costs and a reduction of the liability, and discounted using the interest rate implicit in the lease, if available, or an incremental borrowing rate, being a rate that we would have to pay to borrow the funds required to obtain a similar asset, adjusted for term, security, asset value and the borrower’s economic environment

Depreciation method
  certain property, plant and equipment directly related to our Potash, Nitrogen and Phosphate segments uses units-of-production based on the shorter of estimates of reserves or service lives pre-stripping costs uses units-of-production over the ore mined from the mineable acreage stripped remaining assets uses straight-line
straight-line over the shorter of the asset's useful life and the lease term
Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually.
Judgment/practical expedients

Judgment is required in determining

  costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;
  timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;
  the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);
  repairs and maintenance that qualify as major inspections and overhauls; and
  useful life over which such costs should be depreciated, which may be impacted by changes in our strategy, process or operations as a result of climate-change initiatives.

Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised. We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including the location of the asset and the availability of suitable alternatives the significance of the asset to operations, and
  our business strategy.

Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

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In millions of US dollars unless otherwise noted

	Owned	Right-of-Use (leased)

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves. Changes in these assumptions could   result in material adjustments to reserve estimates, which could result in   impairments or changes to depreciation expense in future periods.

We have chosen to

  include the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, not separate non-lease components and instead to account for lease and non-lease components as a single arrangement, and use exemptions for short-term and low-value leases which allow payments to be expensed as incurred.

Other	Not applicable.	Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

Goodwill and Other Intangible Assets

Goodwill is carried at cost, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to a CGU or group of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to the CGU or group of CGUs expected to benefit from the business combination in which the goodwill arose.

Other intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses. We use judgment to determine which expenditures are eligible for capitalization as intangible assets. Costs incurred internally from researching and developing a product are expensed as incurred until technological feasibility is established, at which time the costs are capitalized until the product is available for its intended use. Judgment is required in determining when technological feasibility of a product is established. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. At least annually, the useful lives are reviewed and adjusted if appropriate.

Impairment of Long-Lived Assets

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets to be held and used (including property, plant and equipment, and investments), and our goodwill and other intangible assets. When such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (in the fourth quarter).

We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.

Estimates and judgment involves

  identifying the appropriate asset, group of assets, CGU or groups of CGUs;
  determining the appropriate discount rate for assessing the recoverable amount;
  making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs; and
  evaluating impacts of climate change to our strategy, processes and operations.

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In millions of US dollars unless otherwise noted

We cannot predict if an event that triggers impairment or a reversal of impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially   affecting our consolidated financial statements.

Pension and Other Post-Retirement Benefits

Employee retirement and other defined benefit plans costs, including current and past service costs, gains or losses on curtailments and settlements, and remeasurements, are actuarially determined on a regular basis using the projected unit credit method.

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Our discount rate assumptions are impacted by:

  the weighted average interest   rate at which each pension and other post-retirement plan liability could be   effectively settled at the measurement date;
  country specific rates; and
  the use of a yield curve approach based on the respective plans’ demographics, expected future pension benefits and medical claims. Payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash   flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Net actuarial gains or loss incurred during the period for defined benefit plans are closed out to retained earnings at each period-end.

Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations and accrued environmental costs include:

  reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
  land reclamation and revegetation programs;
  decommissioning of underground and surface operating facilities;
  general cleanup activities aimed at returning the   areas to an environmentally acceptable condition; and
  post-closure care and maintenance.

We consider the following factors as we estimate our provisions:

  environmental laws and regulations and interpretations by regulatory authorities, including updates on climate change, could change or circumstances affecting our operations could change, either of that could result in significant changes to current plans;
  the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations;
  appropriate technical resources, including outside consultants, assist us in developing specific site closure and post-closure plans in accordance with the jurisdiction requirements; and
  timing of settlement of the obligations, which is typically correlated with mine life estimates except for certain land reclamation programs.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements. We review our estimates for any changes in assumptions at the end of each reporting period.

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In millions of US dollars unless otherwise noted

We recognized contingent liabilities related to our business combinations or acquisitions, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the amount that would be recognized if the liability becomes probable.

Restructuring Charges

Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring charges. The provision is based on the best estimate of a detailed formal plan, which includes determining the incremental costs for employee termination, contract termination and other exit costs.

Business Combinations

Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed, and estimation of their fair values. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We performed a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We also engaged independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. To determine fair values, we generally use the following valuation techniques:

Account	Valuation Technique and Judgments Applied
Property, plant and equipment

Market approach for land and certain types of personal property:   sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets.

Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the costs to acquire or construct comparable assets and adjusts for age and condition of the asset.

Other intangible assets

Income approach – multi-period excess earnings method: measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges (“CACs”). Allocation of CACs is a matter of judgment and based on the nature of the acquired businesses’ operations and historical trends.

We considered several factors in determining the fair value of customer relationships, such as customers’ relationships with the acquired company and its employees, the segmentation of customers, historical customer attrition rates, and revenue growth.

Other provisions and contingent liabilities	Decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability.

For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Foreign exchange hedge gains or losses which we designated a cash flow hedge are included in the consideration. The gain or loss from the cash flow hedge is deferred in OCI and subsequently recorded as an adjustment to goodwill when the business combination occurs.

Transaction costs are recorded in integration and restructuring related costs in other (income) expenses.

Standards, Amendments and Interpretations Effective and Applied

The IASB and IFRS Interpretations Committee (“IFRIC”) have issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

In 2021, we have adopted the following amended standards and interpretations with no material impact on our consolidated financial statements:

  IFRIC Final Agenda, Cloud computing arrangements (refer to Note 6 for further details)
  Interest Rate Benchmark Reform - Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

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In millions of US dollars unless otherwise noted

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2021.

The following amended standards will be adopted in 2022 and are not expected to have a material impact on our consolidated financial statements:

  Amendments
    IFRS 3, “Business Combinations”
    IAS 16, “Property, Plant and Equipment”
    IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” – onerous contracts
  Annual improvements to IFRS 2018 – 2020

The following amended standards are being reviewed to determine the potential impact on our consolidated financial statements:

  IAS 1, “Presentation of Financial Statements” – classification of liabilities as current or non-current
  IAS 1, “Presentation of Financial Statements” – IFRS Practice Statement 2 – disclosure of accounting policies
  IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” – definition of accounting estimates
  IAS 12, “Income Taxes”
  IFRS 17, “Insurance Contracts”